LETTER OF RESIGNATION

To: Bio Standard Corporation

Attn: Board of Directors

The undersigned, a director and president of Bio Standard Corporation, hereby submits his resignation as an officer and director effective this 1st day of May, 2003.

Richard Rubin
/s/ Richard Rubin